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                          June 25, 2024

       John Gillard
       Chief Executive Officer
       Trinity Biotech plc
       IDA Business Park
       Bray, County Wicklow
       A98 H5C8
       Ireland

                                                        Re: Trinity Biotech plc
                                                            Registration
Statement on Form F-3
                                                            Filed June 21, 2024
                                                            File No. 333-280391

       Dear John Gillard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mary Brown, Esq.